Luma Resources LLC
dba Luma Solar

Form C-AR
June 26, 2024

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Luma Resources LLC (dba Luma Solar) (the "Company") is a Michigan Limited Liability Company, formed on January 15, 2008. The Company is currently conducting business under the name of Luma Solar. The Company is located at 2691 Leach Road, Rochester Hills, MI 48309. The Company's website is https://lumasolar.com. The information available on or through our website is not a part of this Form C-AR.

The Business
Luma Solar manufactures and sells a high quality integrated solar roofing system that contains metal solar shingles and metal blank shingles that produce a uniform attractive roof surface.

Business Plan
LUMA is using the proceeds of its recent Reg CF offering to expand and automate manufacturing processes. In addition, LUMA will focus on expanding its network of relationships with qualified roofing companies, and developing in house installation training experts to work with outside installers. All of this is needed to insure the Company can meet the demand from potential customers seeking the LUMA Solar roofing system.

In order to meet the demand for the Company's product generated from their website based inquiries, the Company estimates they will need to increase current production rates significantly. In addition, LUMA management believes that future growth from the Mirage product will come from marketing its product to higher end architects and residential real estate developers. The Mirage integrated solar roofs are best installed in new construction, or at the time of a complete roof replacement. Management also believes there is great growth potential through supplying LUMA's kit product to residential real estate developers and to the manufactured home industry

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as well as all officers, directors or managers as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Allen	4650	Common Units	46.5%
Gary Allen	4490	Common Units	44.90

The Company's Securities
The Company has authorized Class A Units and Common Units. As part of the Regulation Crowdfunding raise, the Company offered up to 1,235 of Class A Units. There are 10,000 Common Units outstanding.

Class A Units
The amount of securities authorized is 10,000 Class A Units with a total of 270 Class A Units outstanding.

Voting Rights
There are no voting rights associated with Class A Units. If and when the Class A Units convert to Common Units, then the holders of Common Units shall have voting rights as set out in the Operating Agreement.

Material Rights
Distributions To Class A Units will be made on a preferred basis over any other distributions.

Distributions
Class A Unit Holders are entitled to a pro-rata amount equal to 10% of the annual EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of the Company which is distributed annually to Class A Unit Holders within 90 days of the end of the fiscal year, until Class A Unit Holders have received 100% of their original investment back. The distribution percentage is based on a funding of $2 million under these terms.

Conversion Rights
All Class A Units will automatically convert into Common Units when the entire cost of each Class A Unit has been returned to the Class A Unit Holders through Distributions made by the Company. The Class A Unit Holders may also voluntarily convert their Class A Units into Common Units at any time prior to the automatic conversion.

Common Units
The amount of Common Units authorized is 100,000 with a total of 10,000 outstanding.

Voting Rights
Holders of Common Units shall be entitled to one vote for each Common Unit.

Material Rights
There are no material rights associated with Common Units.

What it means to be a minority holder
As a minority holder of Class A Units of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have no voting rights unless and until the Class A Units are converted into Common Units and may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible Units or warrants) into Units.

If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

Transferability of securities
For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Reg CF offering of Class A units at $1000/unit in 2023.

Financial Condition and Results of Operations

Financial Condition
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that the Managing Member and the Company anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by the Company and the Managing Member in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Company, including general economic, market or business conditions, changes in laws or regulations, uncertainties concerning the price of gas and oil, and other risks. See "Risk Factors." Thus, all of the forward-looking statements made in this Offering Statement and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the Managing Member's and the Company's expectations.

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as Exhibit A.

Results of Operations and Management Discussion and Analysis
The financial results for 2023 were below Management's expectations due to the unexpectedly delayed UL testing results for our new 100 watt shingle. This delay translated into significantly lower sales because we could not deliver our shingles to fulfill our customer orders until they were UL approved. The UL certification was issued in January of this year, and Management believes 2024 sales should rebound and continue to grow.

The proceeds received from the 2023 Reg CF offering were used as planned to purchase equipment needed to increase our ability to efficiently produce more product. The machines purchased include the following:

1. Schechtl Max metal folder
2. End folder machine for the manufacturing of the Luma Metal Shingle
3. PIN Crimping Machine for electrical connections
4. Connectors Assembling Machine
5. RH Connection Set Machine
6. New workstation benches for greater movement of manufactured goods

Management expects a roughly 30% increase in production based on the new machinery, and there should be a similar increase in revenues over prior years that were not constrained as 2023 was by certification issues.

Our current projects, and near term pipeline are highlighted by the Yale School of Divinity Student Housing project, and our second project at Choate Rosemary Hall for their new Admissions Center. Luma also is currently contracted to install our Mirage system on 5 private residences. The Yale Divinity School, and Choate Rosemary Hall projects are both significant projects for Luma in both scale, and potential profitability. In addition, we anticipate the public visibility of these projects will greatly enhance our reputation among similar educational institutions.

As Luma Solar continues to improve its manufacturing capabilities, Management is increasingly optimistic about the future of the company. The inflow of product interest forms on Luma's web site continues to increase in numbers with still no monies spent on marketing. With the addition of the two prestigious east coast educational institutions; Yale University and Choate Rosemary Hall using the Luma Solar Roofing System for their signature new construction projects, Luma expects other such educational institutions to follow suit. Luma is also currently in negotiations with a large, manufactured home builder and is discussing a purchase order for thousands of the homes they build. If we are successful in closing this deal, the homes will be fitted with a Luma Solar Roofing System to supply all their needed electrical demand. The homes are slated to be built both in the continental United States as well as overseas.

Directors, Officers and Employees
Directors or Managers
The directors or managers of the Company are listed below:

Gary Allen, CEO - Gary is the main operational and technical leader at LUMA Solar. In this role he is responsible for the design and manufacturing of all LUMA products. Gary has worked in the roofing industry for over forty years, starting at Allen Brothers Inc. at a young age, and working his way up to a Senior Management position. As a founding Member of LUMA Solar in 2008, Gary designed the original LUMA Solar Roofing System. Over the years, he has refined the design to the point where it is now ready for automated manufacturing methods. Gary's expertise positions him exceptionally well to successfully lead LUMA production and future product development. Gary will be leveraging the engineering, and leadership skills honed during his long career in the roofing industry to make LUMA a recognized name in the solar roofing business.

Robert Allen, President - Robert also joined Allen Brothers Inc. early on, and worked his way up to become a senior manager, and eventually to running the business along with Gary. Robert focuses on the marketing and sales side of the business in addition to general business management. Robert's skill sets at public relations, marketing, and government affairs, have been responsible for the tremendous amount of recognition the LUMA Solar roofing system has received in the press, and the awards it has won from various industry associations. More recently, Robert has been successful at bringing in high visibility projects that have brought a great deal of market interest to LUMA Solar. Robert's years of management experience and his ability to lead the company towards the vision of becoming a leader in the solar industry are important attributes.

Employees
The Company currently has 8 employees in Michigan.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Risk Factors
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

These are the some of the risks that relate to the Company:

Risks Related to Class A Units and Returns

Class A Units and Returns are not guaranteed or secured and could become worthless.

Class A Returns are not guaranteed, secured or insured by any government agency or any private third party. Additionally, Class A Returns may not materialize at all or may become available in an untimely manner. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in Class A Units is not guaranteed, and the Class A Units could become worthless.

The Company is not required to sell any portion of its assets to fund a withdrawal.

As a result of these and other factors, holders of the Company's Class A Units may not be able to have their capital contributions returned, in whole or in part, or in a timely manner. The Class A Units lack liquidity and there are restrictions on transfer. The Class A Units have not been registered or qualified under the Securities Act or the securities laws of any other jurisdiction, and the Company neither will be obligated to so register, nor qualify any of the Class A Units to permit the transfer of any Class A Unit without such registration or qualification. Consequently, the Class A Units will not be transferable other than in a transaction that is exempt or otherwise does not require registration under the Securities Act and upon satisfaction of certain other provisions of the Operating Agreement.

No market for the Class A Units.

There will be no market for the Class A Units prior to the issuance thereof, and it is not expected that a secondary market will develop or, if it does develop, that it will provide the Class A Units thereof with liquidity of investment or will continue for the life of the Class A Units. The Class A Units will not be listed on any securities exchange. As a result, Investors must be prepared to bear the risk of holding the Class A Units for an indefinite period.

Class A Unit holders have no voting rights until converted into Common Units.
Holders of Luma Class A Units will have no voting power until the Class A Units have been converted into Common Units. The Managing Member and other Common Unit Holders currently own all Common Units and have the voting power on all Company matters. As a result, it is not possible for owners of Class A Units of the Company to influence policies through their vote until the conversion into Common Units takes place.

The purchase price of the Class A Units has been established arbitrarily and may not reflect the current fair market value thereof.

The price of the Class A Units has been established arbitrarily. The price of the Class A Units is not based on net worth, earnings or other traditional criteria of value. No effort has been made to obtain independent advice regarding the valuation of the Company or any potential services to be developed by the Company, implied by the price of the Class A Units. No inference or increase in value should be deemed to have occurred since the issuance of the common membership interest Units. Each prospective purchaser is urged to make an independent evaluation of the fairness of the offering price. No assurance is, or can be, given that the Class A Units can be sold for the purchase price or for any amount.

Risks Related to Conflicts of Interest

The risk factors below describe material conflicts of interest that may arise in the course of the Managing Member's management and operation of the Company's business.

The list of potential conflicts of interest reflects the Company's knowledge of the existing or potential conflicts of interest as of the date of this report and neither the Managing Member nor the Company have formally documented procedures to identify, analyze or monitor any such conflicts of interest. However, management is aware of the nature of activities that might result in conflicts of interest and are periodically discussed among management. There can be no assurance that no other conflicts of interest will arise in the future.

The Managing Member may face conflicts of interest concerning the allocation of time, which could result in a decreased amount of time spent developing and managing the Company's activities.

The Managing Member may engage in other business activities. As a result, the Managing Member may have a conflict of interest in allocating its time and resources between Company business and those other activities. The Operating Agreement does not specify a minimum amount of time and attention that the Managing Member is required to devote to the Company. While the Company cannot guarantee that the Managing Member will have sufficient time to devote to Company activities presently and in the future, the Company does not believe any conflicts of interest will be material and the Common Members may vote to remove the Managing Member upon a vote of 70% of such Members.

Risks Relating to the Solar Roofing Business

The Company's growth depends on sustained increases in demand for the installation of solar roofs, and in particular, the installation of integrated solar roofing systems.

The Company's growth strategy focuses on continued growth in the demand for integrated solar roofing systems. That growth in demand could be negatively affected by a number of factors, such as declines in prices for electric utility provided electricity, or a change in the structure and availability of tax incentives, renewable energy credits, or other incentives currently available.

Adverse economic or industry conditions or other developments may affect the Company's customers' demand for its products.

Adverse economic or industry conditions or other developments relating directly to the Company's customers may lead to a decline in such customers' ability or willingness to pay for Luma's products, which could result in decreased demand for the Company's products.

The Company's growth depends on its ability to expand its production capabilities.

The Company will need to purchase and install new equipment and machinery in order to increase its ability to produce more product in a given time period. The addition of new equipment and machinery requires altering existing methods of manufacturing, and training company personnel to operate the new systems.

Increased technological innovation in the solar industry could harm Luma's business.

The value of Luma's products is determined by a number of factors, including the roof's efficiency, physical appearance, and its useful physical lifespan. New technologies, or improvements in existing technologies, could make Luma's products obsolete, or cause Luma to redesign their products to remain competitive. As a result, the Company's business, results of operations and financial condition could be harmed.

Operational and Internal Control Risks

The Company cannot predict with certainty the level of customer demand for its products.

While currently the Company cannot produce the number of roofs needed to meet customer demand, there is no way to reliably know the level of customer demand for its products. At some point in time, Luma's production capacity will grow to the point where it can produce more than the demand that is created by just its web site. While management believes that based on the current rate of customer inquiry, that demand is over five times the current production rate, no assurance can be given that the rate of demand will be maintained. At some point in time the Company will need to start marketing its product beyond just maintaining a website. At a minimum, the cost of such marketing and sales efforts will reduce the profitability of the Company's operations.

The solar roofing business is a highly competitive business.

Installing solar panels on roofs is a highly competitive business, and there is always a risk that other companies may successfully compete for the business opportunities identified herein. The Company cannot guarantee that competitors will not try to produce similar solar roofing systems, and provide competing services to what the Company believes is currently a unique value proposition.

Luma is exposed to operational risks, including the risk of fraud by employees, investors and third parties, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, data protection, cybersecurity breaches, and errors by employees.

Luma is exposed to operational risks, including the risk of fraud by employees, investors and third parties, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, data protection and cybersecurity breaches, and errors by employees. Although Luma has put in place a system of internal controls that are designed to address the foregoing risks, there can be no assurance that operational problems or other errors will not occur, and that the failure to prevent these risks will not have a material adverse effect on Luma' business, financial condition, results of operations and prospects.

As the Company expands, it may have difficulty managing its growth, which could increase expenses.

Luma intends to grow its business by primarily increasing its production volumes, and increasing the number of authorized installers in its network. The addition of new equipment and associated personnel will impose significant additional responsibilities on management. The Company will also have to increase its customer base and volume of installations to match its new volume of production . The Company's growth will depend on its success in managing this growth, by enhancing its customer base, managing its employees, and growing its roster of certified installers.

The Company may be subject to litigation that, if not resolved in its favor or not sufficiently insured against, could have a material adverse effect on the Company.

The Company could become involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of the Company's business. The Company cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on the Company's financial condition.

The loss of key members of the Company's senior management team could disrupt the management of its business.

The Company believes that its success depends on the continued contributions of the members of its senior management team. The loss of the services of one of the Company's senior management members could impair the Company's ability to identify and secure new contracts, to maintain good customer relations and otherwise manage the Company's business. Such events could have a material adverse effect on the Company's financial performance and its ability to compete.

Key Man Life Insurance

We do not maintain any key man life insurance on any key executive. The loss of any key executive could cause investors to lose all or a part of their investment.

Security breaches and disruptions to the Company's information technology infrastructure could interfere with the Company's operations and expose it to liability, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

In the ordinary course of business, the Company relies heavily on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, the Company collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of business. Despite its cybersecurity measures, which include active monitoring, training, reporting and other activities designed to protect and secure its data, the Company's information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to the Company's reputation, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

In addition, some of the Company's technology networks and systems will be managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data. Like the Company, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of the Company's third-party service providers' security measures, allowing an attacker access to proprietary information from the Company including Luma's employees', customers' and suppliers' data. Any such security breach or disruption to Luma's third-party service providers could result in a disruption in operations and damage to the Company's reputation and liability claims, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the continuance of the COVID-19 pandemic or the emergence of a new pandemic crisis and the resulting governmental action could have a material adverse impact on the Company's results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect the Company's business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, the Russian invasion of Ukraine, concerns regarding the emergence of new COVID-19 variants, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea, and the possibility of new pandemics emerging in the future, have led to increased volatility in global credit and equity markets in the past and may lead to such volatility in the future.

In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during the 2008 and 2009 financial crisis and have been periodically volatile since that time. In addition, equity markets have recently reached all-time highs, and then experienced a sharp correction in financial markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect the Company's business, results of operations and financial condition.

The Company may experience difficulties obtaining financing commitments in the future. The Company cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, the Company may be unable to meet its obligations as they come due. The Company's failure to obtain needed funds could have a material adverse effect on its business, results of operations and financial condition. In the absence of available financing, the Company also may be unable to take advantage of business opportunities or respond to competitive pressures.

Risks Related to Tax Matters

This discussion under "Risks Related to Tax Matters" does not take into account any prospective Investor's particular financial or tax situation and assumes an Investor is sophisticated in tax matters or has retained its own tax advisors regarding possible federal, state and local tax consequences of an investment in us. Each Unit Holder should consult with his or her tax advisors concerning the federal, state and local tax consequences arising from its investment in the Company for a more detailed discussion of federal income tax considerations.

Tax Treatment as a Partnership

The Company intends to be treated as a partnership for federal income tax purposes and not as a corporation.

If the Company were taxed as a corporation, the "pass through" treatment of the Company's income and losses would be lost. Instead, the Company would, among other things, pay income tax on earnings in the same manner and at the same rate as a corporation, and losses, if any, would not be deductible by the Unit Holders. Unit Holders would be taxed upon distributions substantially in the manner that corporate shareholders are taxed on dividends.

Risk of Audit and Adjustments

The IRS could challenge certain federal income tax positions taken by the Company if it is audited. Any adjustment to the Company's return, resulting from an audit by the IRS, would result in adjustments to the Investor's tax returns and might result in an examination of items in such returns unrelated to the Investor's investment in the Units or an examination of tax returns for prior or later years. Moreover, the Company and its Unit Holders could incur substantial legal and accounting costs in contesting any IRS challenge, regardless of the outcome. Management generally will have the authority and power to act for, and bind the Company in connection with, any such audit or adjustment for administrative or judicial proceedings in connection therewith.

No Rulings

The Company will not seek rulings from the IRS with respect to any of the federal income tax considerations discussed in this memorandum. Thus, positions to be taken by the IRS, as to tax consequences, could differ from positions taken by the Company.

Possible Legislative or Other Developments

All statements contained in this memorandum concerning the federal income tax consequence of any investment in the Company are based upon existing law and the interpretations thereof. The currently anticipated income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative changes, possibly with retroactive effect, to the detriment of the Unit Holders.

Reportable Transactions

Under regulations promulgated by the U.S. Treasury Department, the activities of the Company may create one or more "reportable transactions," requiring the Company and each Unit Holder, respectively, to file information returns with the IRS. The Company will give notice to all Unit Holders of any reportable transaction of which it becomes aware in the annual tax information provided to Unit Holders in order to file their tax returns. Unit Holders should consult with their own advisors concerning the application of these reporting obligations and any similar state and local tax reporting requirements to their specific situations.

Filings and Information Returns

The Company will use reasonable commercial efforts to cause all tax filings to be made in a timely manner (taking permitted extensions into account); however, investment in the Company may require the filing of tax return extensions. Unit Holders may have to file one or more tax filing extensions if the Company does not deliver Schedule K-1 by the due date of the Unit Holders' returns.

U.S. tax-exempt entities, and non-U.S. persons, face unique U.S. tax issues from owning Class A Units that may result in adverse U.S. tax consequences to them.

Investments in Preferred Units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raise issues unique to them.

In addition, non-U.S. persons may be subject to a 4 percent U.S. federal income tax on the U.S. source portion of the Company's gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by the Company, as the Company has a fixed place of business in the United States and earns U.S. effectively connected income.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gary Allen
(Signature)

 Gary Allen
(Name)

Principal Executive Officer
and Manager.
(Title)

6-26-23
(Date)

/s/Robert Allen
(Signature)

 Robert Allen
(Name)

Principal Financial Officer, Principal Accounting
Officer and Manager.
(Title)

6-26-23
(Date)

EXHIBIT A
Financial Statements starting on the next page

Luma Solar
Balance Sheet
December 31, 2023

ASSETS

Current Assets		
Chase Savings	$ 82,913.88	
Chase Checking	252,743.59	
Inventory - Raw Materials	116,116.88	
Inventory - WIP	805.56	
Inventory - Finished Goods	84,723.90	
Accounts Receivable	154,746.33	
Total Current Assets		692,050.14
Property and Equipment		
Furniture & Fixtures	4,460.70	
Equipment & Tooling	360,156.78	
Total Property and Equipment		364,617.48
Other Assets		
Prepaid Equipment Purchase	10,644.00	
Prepaid Material Purchase	101,517.00	
Accumulated Amoritization	(41,384.23)	
Accum. Amoritization - Patent	(44,679.53)	
Capitalized Patent	45,955.70	
Capitalized Start Up	41,384.23	
Accumulated Depreciation	(246,270.48)	
Total Other Assets		(132,833.31)
Total Assets		$ 923,834.31

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 586,556.70	
Sales Tax Payable	5,643.24	
Intercompany Payable - ABI	(28,287.12)	
Payable to Officers	26,184.19	
Intercompany Payable - R&G	243,924.17	
American Express 6-22005	2,074.75	
Unearned Revenue	381,414.86	
Total Current Liabilities		1,217,510.79
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		1,217,510.79
Capital		
Beginning Equity	(9,489.83)	
Crowdingfunding	258,775.00	
Net Income	(542,961.65)	
Total Capital		(293,676.48)
Total Liabilities & Capital		$ 923,834.31

Luma Solar
Income Statement
For the Twelve Months Ending December 31, 2023

	Current Month		Year to Date	
Revenues				
Luma Solar Revenue	$ 78,589.29	23.94	$ 267,785.41	51.75
Interest Income	0.65	0.00	6.81	0.00
Other Income	249,672.41	76.06	249,672.41	48.25
Total Revenues	328,262.35	100.00	517,464.63	100.00
Cost of Sales				
Leased Manufacturing Wages	13,271.06	4.04	148,798.44	28.76
Subcontract Labor	120.00	0.04	19,660.00	3.80
ABI Contract Labor	1,400.00	0.43	12,503.17	2.42
Training Labor	3,500.00	1.07	3,500.00	0.68
Travel Expense	14.40	0.00	14,802.78	2.86
Materials	153,506.24	46.76	439,178.49	84.87
Packaging	203.69	0.06	5,111.08	0.99
Logistics	1,239.47	0.38	16,838.86	3.25
Permits	240.00	0.07	2,380.00	0.46
Operating Expense	4,873.07	1.48	14,816.18	2.86
Total Cost of Sales	178,367.93	54.34	677,589.00	130.94
Gross Profit	149,894.42	45.66	(160,124.37)	(30.94)
Expenses				
Leased Overhead Wages	8,931.21	2.72	114,598.66	22.15
Marketing & Advertising	0.00	0.00	2,919.92	0.56
Website & Email	243.96	0.07	3,784.12	0.73
Office Supplies	0.00	0.00	630.55	0.12
Office Expense	508.19	0.15	6,485.37	1.25
Bank Charges	120.00	0.04	370.00	0.07
Credit Card Fees	695.00	0.21	695.00	0.13
Operating Supplies	762.01	0.23	8,108.74	1.57
Auto Gas Expense	288.65	0.09	4,016.16	0.78
Misc. Expense	(7,995.71)	(2.44)	0.00	0.00
Legal & Professional Expense	0.00	0.00	10,662.88	2.06
Business & Travel Expense	847.82	0.26	9,729.73	1.88
Meals & Entertainment	0.00	0.00	705.54	0.14
Tax Expense	50.24	0.02	0.00	0.00
Amortization	5,822.73	1.77	5,822.73	1.13
Depreciation Expense	13,628.04	4.15	13,628.04	2.63
Engineering/Testing	0.00	0.00	13,777.75	2.66
Warranty Expense	(20,000.00)	(6.09)	0.00	0.00
Bad Debts	840.53	0.26	840.53	0.16
Crowdfunding	435.00	0.13	96,445.79	18.64
Capital Loss Expense	89,615.77	27.30	89,615.77	17.32
Total Expenses	94,793.44	28.88	382,837.28	73.98
Net Income	$ 55,100.98	16.79	($ 542,961.65)	(104.93)